UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Perspective Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

46489V104

(CUSIP Number)

Lantheus Holdings, Inc.

201 Burlington Road, South Building

Bedford, MA 01730

Attention: Daniel Niedzwiecki

(978) 671-8001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46489V104

1	NAME OF REPORTING PERSONS Lantheus Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,342,355(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,342,355(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,342,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.74% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Lantheus Alpha Therapy, LLC (“Lantheus Alpha”), a wholly owned direct subsidiary of Lantheus Holdings, Inc. (“Lantheus Holdings”). Lantheus Holdings and Lantheus Alpha may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 281,852,702 shares of the Issuer’s Common Stock issued and outstanding as of January 8, 2024, as represented by the Issuer to Lantheus Alpha in the Investment Agreement, dated as of January 8, 2024 (the “Investment Agreement”), by and between Lantheus Alpha and the Issuer, (ii) an additional 56,342,355 shares of the Issuer’s Common Stock outstanding following the closing under the Investment Agreement, (iii) an additional 156,399,542 shares of the Issuer’s Common Stock issued at the closing of the public offering described in the Issuer’s Current Report Form 8-K dated January 22, 2024 (the “Public Offering”) and (iv) an additional 30,086,944 shares of Common Stock underlying the pre-funded warrants issued at the closing of the Public Offering.

CUSIP No. 46489V104

1	NAME OF REPORTING PERSONS Lantheus Alpha Therapy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,342,355(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,342,355(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,342,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.74% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Lantheus Alpha, a wholly owned direct subsidiary of Lantheus Holdings. Lantheus Holdings and Lantheus Alpha may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 281,852,702 shares of the Issuer’s Common Stock issued and outstanding as of January 8, 2024, as represented by the Issuer to Lantheus Alpha in the Investment Agreement, (ii) an additional 56,342,355 shares of the Issuer’s Common Stock outstanding following the closing under the Investment Agreement, (iii) an additional 156,399,542 shares of the Issuer’s Common Stock issued at the closing of the Public Offering and (iv) an additional 30,086,944 shares of Common Stock underlying the pre-funded warrants issued at the closing of the Public Offering.

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Perspective Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2401 Elliott Avenue, Suite 320, Seattle, Washington 98121.

Item 2.	Identity and Background

(a)-(c) and (f):

The names of the persons filing this Statement are Lantheus Holdings, Inc., a Delaware corporation (“Lantheus Holdings”), and Lantheus Alpha Therapy, LLC, a Delaware limited liability company (“Lantheus Alpha”, and together with Lantheus Holdings, the “Reporting Persons”). The principal business of Lantheus Holdings is the development, manufacturing, and commercialization of innovative diagnostic medical imaging diagnostics (across a range of imaging modalities, including echocardiography and nuclear imaging), radiotherapeutics and artificial intelligence solutions. The principal business of Lantheus Alpha is to enter into the transactions contemplated by the Investment Agreement.

The address of the principal business and the principal office of each of the Reporting Persons is 201 Burlington Road, South Building, Bedford, MA 01730.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A to this Statement, and are incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 99.7, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(d) and (e):

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons named on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 6 of this Statement is incorporated herein by reference. Capitalized terms used but not defined in this Item 3 or the preceding Items of this Statement are defined in Item 6.

On January 22, 2024, Lantheus Alpha purchased 56,342,355 shares of the Issuer’s Common Stock at a purchase price per share of $0.37 in a private placement transaction (the “Purchase”). The total consideration for the Purchase was approximately $20.8 million in cash.

On January 8, 2024, the Issuer and Lantheus Alpha entered into an Option Agreement attached hereto as Exhibit 99.3. Pursuant to the Option Agreement, as partial consideration for the rights afforded to Lantheus Alpha thereunder, Lantheus Alpha agreed to pay a one-time payment of $28.0 million, subject to certain withholding provisions related to the closing contemplated by the APA (as defined below). As further consideration for the rights granted to Lantheus Alpha under the Option Agreement, the Issuer and Lantheus Alpha also entered into the Investment Agreement.

The source of funds for the transactions described in this Item 3 was general working capital and cash on hand of the Reporting Persons.

Item 4.	Purpose of Transaction

(a)-(j)

Item 6 of this Statement is incorporated herein by reference. Capitalized terms used but not defined in this Item 4 or the preceding Items of this Statement are defined in Item 6.

As discussed in more detail in Item 6 of this Statement, the Option Agreement affords Lantheus Alpha certain Options with respect to certain of the Issuer’s product candidates, as well as certain Change of Control Rights. In addition, the Option Agreement affords Lantheus Alpha certain Monitoring Rights and the Investment Agreement affords Lantheus the Investment Agreement Rights, pursuant to which the Reporting Persons can and intend to monitor the desirability of exercising, and potentially exercise, the Options, the Participation Rights and/or the Change of Control Rights.

At present, the Reporting Persons intend to monitor the Issuer’s development of [212Pb]VMT-α-NET and the product candidates subject to the Program Pre-Clinical Option and the Program License Option, each subject to the applicable provisions of the Option Agreement. The Reporting Persons are and intend to continue monitoring the advisability of (i) negotiating or exercising the Options, (ii) proposing, seeking and consummating an Acquisition Transaction with the Issuer and/or (iii) exercising the Participation Rights. In connection with that, the Reporting Persons may, at any time, exercise (i) their Options or (ii) their Change of Control Rights, including making an Acquisition Proposal.

The acquisition by the Reporting Persons of the Issuer’s securities as described herein was effected pursuant to the Investment Agreement. The Reporting Persons acquired their securities for investment purposes and otherwise in furtherance of the purpose of the Option Agreement, including the Options described above.

Subject to the standstill restrictions in the Investment Agreement, the Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s business, results of operations and financial position, the trading price of the Common Stock, conditions in the capital markets and general economic, political and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock (which may be in connection with an Acquisition Transaction or through the exercise of Participation Rights); selling shares of Common Stock (including in registered offerings pursuant to the Registration Rights Agreement); or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Further, the Reporting Persons have the right to designate one person to attend all meetings of the board of directors of the Issuer in a nonvoting observer capacity, and, as such, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in any of the actions described above and in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to compliance with the Agreements describes above, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position or their purpose or develop such plans.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Based upon the sum of (i) 281,852,702 shares of the Issuer’s Common Stock issued and outstanding as of January 8, 2024, as represented by the Issuer to Lantheus Alpha in the Investment Agreement, (ii) an additional 56,342,355 shares of the Issuer’s Common Stock outstanding following the closing under the Investment Agreement, (iii) an additional 156,399,542 shares of the Issuer’s Common Stock issued at the closing of the Public Offering and (iv) an additional 30,086,944 shares of Common Stock underlying the pre-funded warrants issued at the closing of the Public Offering.

Based on the foregoing, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 56,342,355, constituting 10.74% of the shares outstanding as of January 22, 2024.

Number of shares of Common Stock as to which the Reporting Persons have:

Common Stock Held
Voting Authority
Sole:	0
Shared:	56,342,355
Total:	56,342,355

Common Stock Held
Dispositive Authority
Sole:	0
Shared:	56,342,355
Total:	56,342,355

To the best knowledge of each of the Reporting Persons, none of the individuals listed on Schedule A hereto beneficially owns any of the Issuer’s Common Stock.

(c) Except as reported in this Statement, neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the individuals listed on Schedule A hereto have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except with reference to the Agreements and the transactions contemplated by those Agreements, and except as set forth in this Statement, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Investment Agreement

On January 8, 2024, the Issuer entered into that certain Investment Agreement (the “Investment Agreement”) with Lantheus Alpha, pursuant to which the Issuer agreed to sell and issue to Lantheus Alpha in a private placement transaction (the “Private Placement”) certain shares (the “Shares”) of the Issuer’s Common Stock, subject to certain closing conditions, including the Issuer raising at least $50.0 million of gross proceeds (excluding Lantheus Alpha’s investment) in a qualifying third party financing transaction. The closing of the Purchase occurred on January 22, 2024 (the “Closing”) concurrently with the closing of the Issuer’s registered Public Offering of Common Stock and pre-funded warrants raising approximately $69.0 million of gross proceeds, before underwriting discounts and commissions and estimated expenses of such offering.

Pursuant to the Investment Agreement, at Closing the Issuer entered into the Registration Rights Agreement with Lantheus, as described below. The Investment Agreement also contains agreements of the Issuer and Lantheus Alpha whereby Lantheus Alpha is provided the right to appoint a non-voting board observer and certain rights to receive non-public information regarding the Issuer for a specified period. The Investment Agreement also contains certain standstill provisions prohibiting Lantheus Alpha and certain affiliated entities from taking certain actions with respect to the Issuer and its securities for a specified period of time, subject to certain exceptions.

The Investment Agreement also provides Lantheus Alpha with certain pro rata participation rights (the “Participation Rights”) to maintain its ownership position in the Issuer in the event that the Issuer makes any public or non-public offering of any equity or voting interests in the Issuer or any securities that are convertible or exchangeable into (or exercisable for) equity or voting interests in the Issuer, subject to certain exceptions, in each case through Lantheus Alpha participating in the relevant offering on the same economic terms as the other participants in such offering.

The board observer rights, information rights and Participation Rights described in this sub-section are collectively referred to in this Statement as the “Investment Agreement Rights”.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Asset Purchase Agreement

On January 8, 2024, the Issuer entered into that certain Asset Purchase Agreement (the “APA”) with Progenics Pharmaceuticals, Inc., a Delaware corporation (“Progenics”) and affiliate of Lantheus Holdings, and Lantheus Medical Imaging, Inc., pursuant to which the Issuer will acquire certain assets and the associated lease of Progenics’ radiopharmaceutical manufacturing facility in Somerset, New Jersey for a purchase price of $8.0 million in cash. The closing of the transactions pursuant to the APA is subject to customary closing conditions, including regulatory approval.

The foregoing description of the APA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Option Agreement

On January 8, 2024, the Issuer entered into that certain Option Agreement (the “Option Agreement” and together with the Investment Agreement and the APA, the “Agreements”) with Lantheus Alpha whereby Lantheus Alpha was granted an exclusive option to negotiate an exclusive, worldwide, royalty- and milestone-bearing right and license to [212Pb]VMT-α-NET, the Issuer’s clinical stage alpha therapy developed for the treatment of neuroendocrine tumors (the “VMT Option”), and a right to co-fund the investigational new drug application (“IND”)-enabling studies for early-stage therapeutic candidates targeting prostate-specific membrane antigen and gastrin releasing peptide receptor (the “Program Preclinical Co-Funding Option”) and, prior to IND filing, a right to negotiate for an exclusive license to such candidates (the “Program License Option”, together with the Program Pre-Clinical Co-Funding Option and the VMT Option, the “Options”). In consideration of the rights granted by the Issuer to Lantheus Alpha pursuant to the Option Agreement, Lantheus Alpha paid to the Issuer a one-time payment of $28.0 million, subject to certain withholding provisions related to the closing contemplated by the APA.

Option Agreement – Monitoring Rights

During specified periods, the Issuer has agreed to (i) (a) deliver to Lantheus Alpha certain written reports containing summaries of a development plan and budget for the [212Pb]VMT-α-NET product, including all research, development, manufacturing and commercialization activities related to such product, as well as a summary of interim data or results from the Phase I/IIa Study (as defined in the Option Agreement) and (b) deliver to Lantheus Alpha certain written reports summarizing the Issuer’s progress with respect to the development plan and budget for each Program Preclinical Co-Funding Option exercised by Lantheus Alpha, which report shall include all material preclinical development activities conducted with respect to the Lead Candidate (as defined in the Option Agreement) under such program, as well as a summary of any interim data generated in the performance of such activities and the results thereof, and including a high-level description of the preclinical development activities anticipated to be conducted in the subsequent calendar quarter; and (ii) promptly notify Lantheus Alpha of any meeting with the FDA with respect to the [212Pb]VMT-α-NET product or any Lead Candidate. In addition, during specified periods, the Issuer has agreed to meet with Lantheus Alpha and provide Lantheus Alpha with additional information, in each case as reasonably requested by Lantheus Alpha.

Finally, the Issuer has agreed to use commercially reasonable efforts to complete all activities set forth in a development plan relating to the [212Pb]VMT-α-NET product.

The rights described in this sub-section are collectively referred to in this Statement as the “Monitoring Rights.”

Option Agreement—Change of Control Rights

Under the terms of the Option Agreement, for the twelve-month period beginning on January 8, 2024 (the “Change of Control Rights Period”), the Issuer has agreed not to (i) solicit or encourage any inquiries, offers or proposals for, or that could reasonably be expected to lead to, a proposal, offer or indication of interest relating to any Acquisition Transaction (an “Acquisition Proposal”) from a third party (provided, that ordinary course discussions conducted in good faith with Third Parties regarding Perspective’s scientific programs and the progress of those programs, a Bona Fide Financing (as defined below), potential collaborations and partnerships and other similar matters that are typical of a company like Perspective and do not involve an Acquisition Proposal shall not by themselves constitute solicitation or encouragement ), or (ii) otherwise initiate a process that could reasonably be expected to result in a potential Acquisition Proposal from a third party, in each case, without first notifying Lantheus Alpha (a “ROFO Notice”) and offering Lantheus Alpha the opportunity to submit an offer or proposal to the Issuer for an Acquisition Transaction (as defined below). If Lantheus Alpha fails or declines to submit any such offer within a specified period after the receipt of such ROFO Notice, the Issuer will have the ability to solicit third party Acquisition Proposals. If Lantheus Alpha delivers an Acquisition Proposal to the Issuer, the Issuer and Lantheus Alpha will attempt to negotiate reasonably and in good faith (in the case of the Issuer, on an exclusive basis) the potential terms and conditions for such potential transaction that would result in an Acquisition Transaction for a specified period, which period may be shortened or extended by mutual agreement. Lantheus Alpha can terminate such negotiations at any time in its sole discretion.

In addition, if, during the Change of Control Rights Period, at any time prior to the delivery of a ROFO Notice, the Issuer receives an Acquisition Proposal, the Issuer must promptly notify Lantheus Alpha of the offer, the identity of the third party making such offer and the material terms thereof. If Lantheus Alpha fails or declines to submit a competing offer within a specified period after the receipt of such notice, the Issuer will have the ability to pursue such third-party offer. However, if, during such pursuit, the terms of such third-party offer materially change, the Issuer must notify Lantheus Alpha of such materially changed third-party offer and allow Lantheus Alpha an additional specified period to consider such materially changed third-party offer.

During the Change of Control Rights Period, the Issuer may not enter into (i) any letter of intent, memorandum of understanding, agreement in principle, agreement, contract, commitment (whether or not binding), or other similar agreements with respect to an Acquisition Proposal (subject to certain exceptions) or (ii) any agreement, contract or commitment that could impede the ability of Lantheus Alpha to effect an Acquisition Transaction (a “Competing Instrument”), unless the Issuer promptly notifies Lantheus Alpha within a specified period before entering into a Competing Instrument (which notice must include the identity of the counterparty to such Competing Instrument and the material terms thereof).

“Acquisition Transaction” is defined in the Option Agreement as a transaction or series of related transactions, other than a Bona Fide Financing, involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, license or otherwise) by any Person (as defined therein) or group of any business or assets of the Issuer or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that accounted for or generated a certain percentage of the Issuer’s and its subsidiaries’ consolidated assets (by fair market value) or net revenue for the latest preceding specified period for which consolidated financial statements are available, (b) any acquisition of beneficial ownership by any Person or group a certain percentage of the outstanding shares of the Issuer’s Common Stock and any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning a certain percentage of the outstanding shares of the Issuer’s Common Stock and any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries which would result in any Person or group acquiring beneficial ownership of a certain percentage of the outstanding common stock and other securities entitled to vote on the election of directors of the entity surviving such transaction.

“Bona Fide Financing” means a public or private offering of its equity securities or an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 in which no Person or group acquires equity securities that results in such Person beneficially owning 20% or more of the outstanding capital stock or voting power of Perspective following such transaction.

The rights described in this sub-section are collectively referred to in this Statement as the “Change of Control Rights.”

The foregoing description of the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Registration Rights Agreement

On January 22, 2024, the Issuer and Lantheus Alpha entered into a registration rights agreement (the “Registration Rights Agreement”) in accordance with the requirements of the Investment Agreement, pursuant to which the Issuer agreed to register the resale of the Shares. Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Shares no later than the 60th calendar day following the Closing (the “Filing Deadline”). The Issuer has agreed to use reasonable best efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof but in any event on or prior to the Effectiveness Deadline (as defined in the Registration Rights Agreement), and to keep such registration statement continuously effective until the date the Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Issuer has also agreed, among other things, to pay all reasonable fees and expenses (excluding any underwriters’ discounts and commissions and all fees and expenses of legal counsel, accountants and other advisors for Lantheus Alpha except as specifically provided in the Registration Rights Agreement) incident to the performance of or compliance with the Registration Rights Agreement by the Issuer.

The Issuer and Lantheus Alpha granted each other customary indemnification rights in connection with the registration statement. The Issuer made additional customary covenants, including with respect cooperating in underwritten offerings of the Shares and taking steps to allow the Shares to be resold pursuant to Rule 144 under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Except as disclosed in Items 3 and 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which the Reporting Persons are a party with respect to the securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 99.1	Investment Agreement between the Issuer and Lantheus Alpha Therapy, LLC, dated January 8, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 17, 2024).

Exhibit 99.2	Asset Purchase Agreement among the Issuer, Progenics Pharmaceuticals, Inc. and Lantheus Medical Imaging, Inc., dated January 8, 2024 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 17, 2024).

Exhibit 99.3	Option Agreement between the Issuer and Lantheus Alpha Therapy, LLC, dated January 8, 2024. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 17, 2024).

Exhibit 99.4	Registration Rights Agreement between the Issuer and Lantheus Alpha Therapy, LLC, dated January 22, 2024.

Exhibit 99.5	Power of Attorney (Lantheus Holdings, Inc.)

Exhibit 99.6	Power of Attorney (Lantheus Alpha Therapy, LLC)

Exhibit 99.7	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024	LANTHEUS HOLDINGS, INC.

	By:	/s/ Mary Anne Heino
Name: Mary Anne Heino
Title: Chief Executive Officer

LANTHEUS ALPHA THERAPY, LLC

	By:	/s/ Mary Anne Heino
Name: Mary Anne Heino
Title: Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment and citizenship of each director and executive officer of Lantheus Holdings, Inc. are set forth below. The business address for each director and executive officer is c/o Lantheus Holdings, Inc., 201 Burlington Road, South Building, Bedford, MA 01730.

Board of Directors of Lantheus Holdings, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Brian Markison (Non-Executive Chairman of the Board of Directors)	Chief Executive Officer and Director of RVL Pharmaceuticals plc (formerly Osmotica Pharmaceutircal plc)	United States

Mary Anne Heino	President and Chief Executive Officer of Lantheus Holdings, Inc.	United States

Minnie Baylor-Henry	President of B-Henry & Associates	United States

Samuel Leno	Former Executive Vice President and Chief Operations Officer, Boston Scientific	United States

Julie McHugh	Former Chief Operating Officer, Endo Health Solutions, Inc.	United States

Gary J. Pruden	Former Executive Vice President, Worldwide Chairman, Medical Devices, Johnson and Johnson	United States

Dr. Gérard Ber	Co-Founder and former Chief Operating Officer of Advanced Accelerator Applications S.A.	France

Heinz Mäusli	Former Chief Financial Officer of Advanced Accelerator Applications S.A.	Switzerland

Dr. James H. Thrall	Distinguished Juan M. Taveras Professorship of Radiology, Harvard Medical School	United States

Executive Officers of Lantheus Holdings, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Mary Anne Heino	Chief Executive Officer	United States

Robert J. Marshall, Jr.	Chief Financial Officer and Treasurer	United States

Paul M. Blanchfield	President	United States

Dr. Jean-Claude Provost	Chief Medical Officer	France

Daniel M. Niedzwiecki	Chief Administrative Officer, General Counsel and Corporate Secretary	United States

Etienne Montagut	Chief Business Officer	France

The name, present principal occupation or employment and citizenship of executive officer of Lantheus Alpha Therapy, LLC are set forth below. The business address for each executive officer is c/o Lantheus Alpha Therapy, LLC, 201 Burlington Road, South Building, Bedford, MA 01730.

Executive Officers of Lantheus Holdings, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Mary Anne Heino	Chief Executive Officer	United States